U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)
[ ]Form 10-K and Form 10-KSB[ ]Form 20-F[ ]Form 11-K[ ]Form 10-Q and Form 10-QSB
                                   [ ] Form N-SAR
  For Period  Ended:  December  31,  1996
  [X]  Transition  Report on Form
  10-KSB [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition  Report on Form 10-Q
  [ ] Transition  Report on Form N-SAR
  For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. Not Applicable
 ...............................................................................

Full Name of Registrant:  Continental American Transportation, Inc.
 ...............................................................................
Former Name if Applicable:  Not Applicable.
 ...............................................................................
495 Lovers Lane Road, Calhoun, Georgia, 30701
 ...............................................................................

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     X (b) The subject Transition Report on Form 10-KSB will be filed on or before May 22, 1997, the fifteenth calendar day following the prescribed due date, May 7, 1997; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.




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PART III--Narrative

The reasons Registrant's Transition Report on Form 10-KSB could not be filed by May 7, 1997, the prescribed due date therefor, are set forth on the attached letter of Timothy Holstein, President and Chief Executive Officer of Registrant, dated May 5, 1997.


PART IV--Other Information

(1)Name and telephone number of person to contact in regard to this notification

  Timothy Holstein, President/CEO               (706)              629-8682
 ...............................................................................
         (Name)                               (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):
                                                    X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

                                                    [X] Yes          [ ] No

         Please see letter, dated May 5, 1997 from Timothy Holstein, President and Chief Executive Officer of Registrant explaining the anticipated changes, both narratively and quantitatively, of any significant changes in the results of operations for Registrant's 6- Month Transition Period ended December 31, 1996, from the Registrant's 6-Month Period ended December 31, 1995, which will be reflected in the Registrant's earnings statements.

                              Continental American Transportation,Inc.
 ...............................................................................
                            (Name of Registrant as specified in charter)
has caused this notification to be signed on behalf by the undersigned thereunto duly authorized


Date...May 5, 1997........  By.........s/Timothy Holstein......................
                          Timothy Holstein, President & Chief Executive Officer



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                                     Continental American Transportation, Inc.
                                               495 Lovers Lane Road
                                              Calhoun, Georgia 30701
                                                   (706)629-8682

                                                    May 5, 1997

VIA EDGAR FILING
Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  RE: Continental American Transportation, Inc. Commission File No. 0-18279
                           Form 12b-25 re Transition Report on Form 10-KSB for Period Ended December 31, 1996

Dear Ladies and Gentlemen:

         Pursuant to Rule 0-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing please find one (1) conformed signature copy of Form 12b-25 submitted herewith for filing pursuant to Rule 12b-25 of the Act.

                                                PART III - NARRATIVE

         Please be advised that Registrant's accountants, managers and independent auditors have been engaged in preparing all of the portions of Registrant's six month Transition Report on Form 10-KSB for the period ended December 31, 1996, and will not be able to complete all of the portions contained in said Transition Report on Form 10-KSB on or before May 7, 1997, without incurring unreasonable expense and enduring unreasonable burdens in the preparation thereof.

                                            PART IV - OTHER INFORMATION

         (3) Please be advised that Registrant expects significant changes in the results of Registrant's operations from the six month period ended December 31, 1995, that will be reflected by the earnings statements to be included in the Registrant's Transition Report on Form 10-KSB for the six month period ended December 31, 1996, as follows: Registrant's management reasonably estimates that Registrant will reflect a loss in the approximate amount of $2,300,000 for the six month Transition Period ended December 31, 1996. This estimated result in the earnings of Registrant is based upon various factors, including but not limited to Registrant's lower than expected volume of freight transportation generated in its subsidiary, Carpet Transport, Inc.'s business and, as well, in its subsidiary, Chase Brokerage, Inc.'s hauling in the last calendar quarter. In addition, increases in fuel costs and decreases in seasonally adjusted revenue contributed to the decline.




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         Registrant  hereby  undertakes  to file the  subject  Form 10-KSB on or before May 22, 1997.

                                    Very truly yours,
                                    CONTINENTAL AMERICAN TRANSPORTATION, INC.

                                    By:   s/Timothy Holstein
                                           Timothy Holstein, President
                                           Chief Executive Officer

cat12b25.8


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